

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2005

via U.S. Mail
George J. Zilich
Chief Financial Officer and General Counsel
BPI Industries Inc.
30775 Bainbridge Road, Suite 280
Solon, Ohio
44139

> **Re:** **BPI Industries, Inc.**
> **Amendment No. 1 to the Registration Statement on**
> **Form S-1**
> **Filed August 9, 2005**
> **File No. 333-125483**

Dear Mr. Zilich:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. In response to our prior comment 7, you reference the report provided at Exhibit C. Please revise your disclosure to indicate that the resource estimates you include in your prospectus are based on reports of such estimates as of 2001. Otherwise, provide objective support that demonstrates a more recent estimate of coalbed methane gas resources in the Illinois Basin.

2.   We reissue comment 11. Although we note the revisions made on page 2, it does not appear that you have provided an adequate mix of information in the summary with regard to some of the most material risks you face.

Risk Factors, page 6

3.   We note the increase in net loss incurred during the period ended April 30, 2005 versus April 30, 2004. Supplement your risk factor disclosure to include a risk factor that addresses your history of net losses and specify the $5.2 million net loss incurred during the period ended April 30, 2005.

4.   We note on page 34, the risk to your operations caused by your reliance on drilling contractors, equipment and crews. Please include a risk factor to address the potential impact to your operations and business plans if you fail to secure contractual commitments for drilling equipment and drill crews.

Selected Historical Financial Data, page 14

5.   We note your response to comment 28 from our letter dated July 1, 2005. Please provide financial information prepared in accordance with U.S. GAAP for all periods presented and remove the 2nd paragraph of Selected Historical Financial Data. Also, please clarify whether the financial information presented for the fiscal years ended 2001 and 2000 have been audited. If they have not, please label these columns as "unaudited."

Critical Accounting Policies, page 16

Accounting for CBM Projects, page 16

6.   We have reviewed your response to prior comment number 84 and note your disclosure that you amortize costs of your unevaluated properties that are producing. This is not consistent with Rule 4-10(c)(3)(i) which states that costs of unevaluated properties are excluded from the amortization base. Please revise your accounting accordingly.

7.   We note that you derive income from certain of you unevaluated properties. Please revise the caption on your statement of operation to characterize this as income during the evaluation period rather as revenue, which implies that it is derived from a proved property.

8.   Please explain in greater detail the factors you consider in the evaluation of a property to determine if it has proved reserves. Additionally address the steps

required that are particular to your properties. We note your related disclosure on page 23.

Liquidity and Capital Resources, page 22

9.   We note your response to comment 40 from our letter dated July 1, 2005. Please expand your to disclosure clarify the significance of the commencement of your commercial production in January 2005 and whether or not and how this event is expected to change your historical trends and your ability to estimate your future production

Sales and Distribution of Gas, page 34

10.   Discuss the material terms of your contract with Atmos Energy Marketing , LLC. File that contract as an exhibit.

Management, page 37

11.   Please note that Item 401 of Regulation S-K requires registrants to *briefly* describe the business experience during the past five years of each director or officer, etc. The revised biographies contain a significant amount of information, some of which should be removed or supported by objective evidence. For example, you state that Mr. Vrisakis has been the founder and director of *"several successful"* companies. In Mr. Centa's biography, you claim that he played an "integral role" in transforming iPower from an orphaned division of a Fortune 500 Corporation to a stand-alone company and make other claims regarding his accomplishments at other companies.   Please revise this section to present the material information required by Item 401.

Selling Shareholders, page 44

12.   We reissue our prior comment 51. Investors should not be required to refer to an Appendix for information that can easily be included in the section regarding selling shareholders pursuant to Item 507 of Regulation S-K. Please refer to the Staff's Plain English Disclosure rules and guidance. See e.g. June 1999- Updated Staff Legal Bulletin No. 7- Plain English Disclosure.

Description of Our Common Stock, page 46

13.   We note your response to our prior comment 55 and the revisions made delineating some of the principal provisions related to shareholder protections and corporate governance matters under Delaware and British Columbia law. Please provide for our review, the tabular presentation requested in our prior comment

that delineates the material shareholder provisions and corporate governance matters under Delaware and British Columbia law that may be material to investors. We may have further comments following our review.
Also, rather than indicate that under British Columbia and Delaware law, shareholders "*generally*" have the right to dissent from "*certain*" major corporate actions, revise to specify what the actions are under both regimes in order to provide investors with more meaningful disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note that your audit report was signed by an audit firm based in Vancouver, British Columbia, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within; the majority of your revenues are derived within, and your corporate offices are located in the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

Note 3. Marketable Securities, page F-11

15.   We note your response to comment 73 from our letter dated July 1, 2005. Please disclose in your footnotes to the financial statements that the unrealized holding gains and losses were immaterial for the years ended July 31, 2004, 2003, and 2002.

Note 4. Coalbed Methane Projects, page F-11

16.   Include the following information regarding your unevaluated properties, as required by Rule 4-10(c)(7)(ii) of Regulation S-X.

- Describe the current status of each significant property or project.

- Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.
- Disclose, in a table, the following information by acquisition, exploration, development and capitalized interest costs:

- The total costs excluded as of the most recent fiscal year.

- The amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.

Note 5. Equity Investment in Joint Venture, page F-13

17.   We note your response to comment 61 from our letter dated July 1, 2005. Please disclose, if true, in your footnotes that your share of the net earnings in IMG is immaterial.

Note 7. Shareholders' Equity, page F-14

18.   Disclose how you account for the issuance of your warrants. We note that you have issued warrants as a component of the amount paid for property and your technical services agreement. Refer to paragraph 8 of SFAS 123.

Note 9. Commitments and contingencies, page F-15

19.   Disclose the nature and terms of your technical services agreement with BHP.

Engineering Comments

20.   We note that you have presented your CBM reserve report on your website. Please amend your document to disclose your proved reserves and the associated information as prescribed by: Paragraphs 2 through 8 of SEC Industry Guide 2; Item 102 of Regulation S-K; Paragraphs 8-34 of SFAS 69.

21.   Please submit to us the petroleum engineering report(s) – in hard copy and electronic spreadsheet format - you will use as the basis for your proved reserve disclosures. The report should include:
- One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
- Individual income forecasts for each of the two largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the two PUD projects; and

- Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these four largest properties.

22. Please explain to us your basis for attribution of proved (developed) non-producing reserves here.

23. We note the reserve report describes the Vornoi(sic) well spacing as 57 acres, but Delta area reserve estimates utilize 80acres. Please reconcile this to us.

24. Please explain the methodology used to determine that the "76 percent of the total coal (13.8 feet) is completeable" even though "existing producing wells in the Delta area are only producing from approximately 32 percent of the total coal thickness(5.9feet)…" Address the extent to which you used core analysis here. Tell us if your gas content estimates were taken from desorption tests; if not explain how you avoided overestimation for those coals that are undersaturated.

Exhibits

25. Please delete the sentence in the last paragraph, which limits who may rely on the opinion. You may limit reliance as to subject matter – legality – but not as to who can rely upon it or when.

26. It does not appear that the execution version of the engagement letter has been filed on EDGAR. Please file the signed version of the engagement letter, inclusive of conformed signatures, with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Derek Bork, Esq.
        Thompson Hine LLP
        (216) 566-5500 (fax)